
Mail Stop 3233

June 20, 2017

<u>Via E-Mail</u>
Patrick Liang
President and Chief Executive Officer
17700 Castleton Street, Suite 469
City of Industry, CA 91748

> **Re: Forge Innovation Development Corp.**
> **Registration Statement on Form S-1**
> **Filed May 26, 2017**
> **File No. 333-218248**

Dear Mr. Liang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that your plan of business involves acquiring and holding for investment real estate or interests in real estate. As a result, please file your next amendment on Form S-11 as required by General Instruction A to Form S-11 or tell us why Form S-1 is the appropriate form for your offering.

2. We note your disclosure that "[t]he shares offered by the selling shareholders (the "Shares") will be offered at a price of $0.25 until the Company's common stock is listed on a national securities exchange or is quoted on the OTC Bulletin Board (or a successor); after which, the selling shareholders may sell their shares at prevailing market or privately negotiated price…." Because the selling shareholders are deemed to be statutory underwriters and because you are not eligible to do an at the market offering on a primary basis pursuant to Rule 415(a)(4), the securities would have to be offered and sold at a fixed price for the duration of the offering. Please revise to delete this language

here and elsewhere, as applicable. Refer to Securities Act Rules Compliance and Disclosure Interpretation Question 612.14 for guidance.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Registration Statement Cover Page

5. Please check the appropriate boxes on your registration statement cover page to indicate that you are an "emerging growth company" and whether you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided by Section 7(a)(2)(B) of the Securities Act.

Prospectus Cover Page

6. We note your disclosure on the prospectus cover page that the offering will terminate twenty-four months from the date that the registration statement is declared effective, unless earlier terminated by the company. We also note your disclosure on page 11 that "[w]e will keep the registration statement effective until the earlier of…(ii) the first day of the month next following the 36-month anniversary of the date the registration statement, to which this prospectus is made a part, is declared effective by the SEC." Please reconcile these apparent discrepancies or tell us why such a reconciliation is not necessary.

Risk Factors

Risks Relating to This Offering

Little Experience in Being a Public Company, page 7

7. We note your disclosure on page 8 that as a reporting company, you are already subject to the reporting requirements of the Securities Exchange Act of 1934. We also note your disclosure on page 14 that you are currently not subject to the information and reporting requirements of the Securities Exchange Act of 1934. Please reconcile these apparent discrepancies or tell us why such a reconciliation is not necessary.

Management, page 20

8. Please revise your directors and executive officers' business experience to include all business experience during the past five years, including the dates of employment. Also, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of the registrant's business and structure. Please see Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 22

9. We note your disclosure on pages 22-23 regarding share issuances at $0.0001 per unit and $0.1 per unit and that "[v]alues were determined as an arm's length transaction between non-related parties." Please revise your disclosure to describe your basis for this statement or consider removing.

Where You Can Find More Information

Reports to security holders, page 24

10. We note your disclosure on page 24 that you will not voluntarily send an annual report to your security holders. We also note your disclosure on page 14 that you intend to send annual reports to your stockholders containing audited financial statements. Please reconcile these apparent discrepancies or tell us why such a reconciliation is not necessary.

11. We note your disclosure that you incorporate by reference into your prospectus additional documents that you may file with the SEC under Section 13(a), 13(c) or 15(d) of the Exchange Act from the date of the prospectus to the completion of the offering of the securities registered pursuant to the prospectus. We also note similar disclosure under the heading "Incorporation of Certain Information by Reference." However, you are not eligible to incorporate by reference into a registration statement on Form S-11. Please revise your registration statement to remove this disclosure. Please see General Instruction H to Form S-11.

Financial Statements and Exhibits

Statement of Operations, page F-13

12. Please tell us how you determined it was appropriate to recognize profit on your land sale under the full accrual recognition method, and how you determined it was appropriate to derecognize your real estate asset, given the lack of initial and continuing investment by the purchaser of the real estate asset. Additionally, please revise your financial statements to include an accounting footnote for sales of real estate that are not retail land sales.

Item 15. Recent Sales of Unregistered Securities, page II-1

13. We note your disclosure under this heading where you disclose unregistered sales of 56,239,025 shares of common stock within the last three years. We also note your disclosure on page 1 that you were incorporated in the State of Nevada on January 15, 2016 and that as of the date of your prospectus you had 57,771,868 shares of common stock outstanding. Please revise your disclosure to include all sales of unregistered securities within the last three years or tell us why such revision is not necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: William B. Barnett, Esq. (Via E-Mail)
        Barnett & Linn